Cambridge Bancorp

1336 Massachusetts Avenue

Cambridge, Massachusetts 02138

October 13, 2017

BY EDGAR

Mr. Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cambridge Bancorp
Form 10-12B
File No. 1-38184

Dear Mr. King:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Cambridge Bancorp (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form 10, as amended (the “Registration Statement”), and declare the Registration Statement effective as of 4:01 p.m., Eastern time, on October 17, 2017, or as soon thereafter as practicable. The Company also requests that the Commission confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Richard A. Schaberg of Hogan Lovells US LLP at (202) 637-5671 with any questions that you may have.

[Signature page follows]

Sincerely,

CAMBRIDGE BANCORP

/s/ Michael F. Carotenuto
By:	Michael F. Carotenuto
Title:	Senior Vice President & Chief Financial Officer

cc:

Denis K. Sheahan

Cambridge Bancorp

Richard A. Schaberg

Hogan Lovells US LLP

David Gessert

Securities and Exchange Commission